SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

03 February 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

3 February 2014

LLOYDS BANKING GROUP: UPDATE AHEAD OF 2013 FULL YEAR RESULTS ANNOUNCEMENT

Ahead of its 2013 Full Year results announcement, to be released on 13 February 2014, Lloyds Banking Group (the Group) is today providing an update on its progress in 2013, Payment Protection Insurance (PPI), and its dividend policy.

In these results, the Group expects to report substantial progress on its strategic plan, a Group underlying profit of £6.2 billion for 2013, ahead of analyst consensus expectations and more than double that in 2012, a Group 2013 full year net interest margin of 2.12 per cent, and core loan growth of 3 per cent. The Group also expects to report a small statutory profit before tax for the 2013 financial year, and an estimated pro-forma fully loaded common equity tier 1 ratio of 10.3 per cent at 31 December 2013, in line with guidance.

These results and capital position reflect a further provision taken in the fourth quarter of £1.8 billion for legacy PPI business, and a further provision of £130 million relating to the sale of interest rate hedging products to certain small and medium-sized businesses.  The PPI provision increase is principally based on the Group's revised expectations for complaint volumes, uphold rates, and related administrative costs.

In the second half of 2013, the Group commenced discussions with the Prudential Regulatory Authority (PRA) on the timetable and conditions for resuming dividend payments.  Given the progress the Group has made in substantially strengthening its capital position and improving its financial performance, the PRA has now confirmed that it will consider the Group's applications to make dividend payments in line with its normal procedures for other banks.

In the light of this, and subject to a return to sustainable profitability and there being no major unexpected changes in the Group's business outlook or regulatory requirements, the Board expects that it will apply to the PRA in the second half of 2014 to restart dividend payments, commencing at a modest level. The Board expects thereafter to have a progressive dividend policy with the aim of moving, over the medium term, to a dividend payout ratio of at least 50 per cent of sustainable earnings.

In addition, given the Group's improved capital strength, the Board will no longer issue new ordinary shares to fund discretionary payments on hybrid capital securities.

The Group can also confirm that, following the statements made by the Chancellor in his Mansion House speech and in the Autumn Statement, preparatory work including the preparation of certain documents required for a possible future sale of shares in Lloyds Banking Group to the public, has commenced.

Commenting on the update, António Horta-Osório, Group Chief Executive, said: "Over the last three years we have reshaped, simplified and strengthened the business to create a low-risk efficient Retail and Commercial bank that is focused on our customers and on helping Britain prosper. Our significant progress in delivering sustainable improvements in our capital position and our profitability, despite legacy issues, is testament to the strength of our business model and the commitment of our people, and has enabled the UK government to start to return the bank to full private ownership.

We expect to apply in the second half of 2014 to restart dividend payments and to deliver progressive and sustainable payments to shareholders thereafter. This will be another important step in our journey to rebuild trust and confidence in our Group."

- END -

Notes:

Results numbers used in this announcement remain subject to final review and audit.  The estimated pro-forma fully loaded common equity tier 1 ratio includes the benefit of the announced sales of Heidelberger Leben, Scottish Widows Investment Partnership and Sainsbury's Bank.

The analyst consensus forecast compiled by the Group for 2013 Full Year Group underlying profit before tax is £5,838 million, based on the average of 14 analyst models.

For further information:

Investor Relations
Charles King                                                                          +44 (0) 20 7356 3537
Investor Relations Director
Email: charles.king@finance.lloydsbanking.com

Corporate Affairs
Matthew Young                                                                    +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

Further information on the provision for Payment Protection Insurance (PPI)
The further provision made today for expected PPI costs of £1,800 million brings the amount provided in 2013 for PPI to £3,050 million, and the total amount provided to £9,825 million.  Total costs incurred in the three months to 31 December 2013 were £687 million, including £165 million of administration costs, and as at 31 December 2013, £2,807 million of the total provision remained unutilised.

Average monthly complaint volumes (excluding complaints where no PPI was held) reduced to approximately 37,000 in the fourth quarter of 2013, and were 24 per cent below volumes in the third quarter, and 56 per cent below the fourth quarter of 2012. While fourth quarter volumes fell in line with our revised end of third quarter expectations, following further statistical modelling and the results of a customer survey, we are now forecasting a slower decline in future volumes than previously expected.  Our revised provision is based on the assumption that we will receive approximately a further 550,000 complaints.  Together with an increase in administrative costs, this revised forecast accounts for approximately £1.1 billion of the increased provision.

A revision of our forecasts for uphold rates and response rates to proactive mailings together account for approximately £0.4 billion of the increased provision, and reflect forecast rates above our recent experience.  We expect proactive mailings to be substantially complete by the end of the first half.  The Group has also increased its estimates for remediation costs, which principally relate to the re-review of previously defended complaints, and this accounts for approximately £0.3 billion of the increased provision.

The total amount provided for PPI represents our best estimate of likely costs, and a number of risks and uncertainties remain, in particular complaint volumes, uphold rates, average redress costs, the cost of proactive mailings and remediation, and the outcome of the Financial Conduct Authority (FCA) Enforcement Team investigation. The cost of these factors could differ materially from our estimates, with the risk that a further provision could be required.

Further information on the provision for the sale of interest rate hedging products

The further provision made today relating to the sale of interest rate hedging products to certain small and medium-sized businesses of £130 million brings the amount provided to £530 million, of which £218 million relates to administration costs.  As at 31 December 2013, £368 million of the total provision remained unutilised.

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will or may occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, but not limited to, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits, including as a result of the Group's Simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; market-related risks including, but not limited to, changes in interest rates and exchange rates; changing demographic and market-related trends; changes in customer preferences; changes to laws, regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK in which the Group operates, including other European countries and the US; the implementation of the draft EU crisis management framework directive and banking reform following the recommendations made by the Independent Commission on Banking; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EC state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations, market disruptions and illiquid markets; the effects of competition and the actions of competitors, including non-bank financial services and lending companies; exposure to regulatory scrutiny, legal proceedings, regulatory investigations or complaints, and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 03 February 2014